UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of The
Securities Exchange Act of 1934

(Amendment No. 1)

HUNT CORPORATION
(Name of Subject Company)

HUNT CORPORATION
(Name of Person Filing Statement)

Common Shares, Par Value $.10 per share
(Title of Class of Securities)

445591-10-0
(CUSIP Number of Class of Securities)

Dennis S. Pizzica
Chief Financial Officer
One Commerce Square
2005 Market Street
Philadelphia, Pennsylvania 19103-7085
(215) 656-0300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

Copy to:
John C. Bennett, Jr., Esq.
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2002 by Hunt Corporation (the “Company”). The Schedule 14D-9 relates to the offer by FAC Acquisition Corporation (“Purchaser”), a Pennsylvania corporation and a wholly-owned subsidiary of FAC Holding Corporation, a Pennsylvania corporation (“Parent”), to purchase all of the outstanding common shares, par value $.10 per share, of the Company at a purchase price of $12.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Commission on November 15, 2002. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged.

Item 9. Material to be Filed as Exhibits.

Item 9 is hereby supplemented by adding the following additional exhibit:

Exhibit No.	Description

(a)(5)	Form of Memorandum and Notice to Optionees dated November 20, 2002

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Hunt Corporation

By:	/s/ Dennis S. Pizzica
Name: Dennis S. Pizzica
Title: Vice President and Chief Financial Officer

Dated: November 26, 2002

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EXHIBIT INDEX

Exhibit No.	Description

(a)(5)	Form of Letter to holders of options dated November 20, 2002

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